Exhibit 99.1

Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX – VET.UN) is pleased to report interim operating and unaudited financial results for the three month period ended March 31, 2009.

First Quarter Highlights:

➢
Recorded production of 32,951 boe/d in the first quarter of 2009, slightly higher than the 32,238 boe/d recorded in the fourth quarter of 2008.  Sharp gains in Australian production were partially offset by lower volumes in Canada, France and the Netherlands during the quarter.

➢
Generated fund flows from operations of $68.4 million ($0.88 per unit) in the first quarter of 2009 as compared to $132.4 million ($1.73 per unit) in the fourth quarter of 2008.  The decrease in fund flows reflects the decline in oil and natural gas prices.  As well, fourth quarter 2008 financial results benefited from a capital spending related reduction in Australian royalties and from lower taxes in our foreign jurisdictions.  Both of these items returned to normal levels in the first quarter of 2009.

➢
Drilled four Drayton Valley wells, including our first horizontal well targeting tight gas in the area and completed six Drayton Valley workovers in the first quarter of 2009.  We continue to evaluate new completion technologies in the region.  The horizontal well is expected to be completed and tied-in in the third quarter of 2009.

➢
Drilled the first of three wells in the Champotran Field in France.  These wells are scheduled to be completed and tied-in during the second quarter of 2009.  Two completely refurbished storage tanks at the Ambès terminal were tested and commissioned for use by regulatory authorities.  Normal shipping operations are set to resume by the end of the second quarter of 2009.  A severe wind storm in late January caused temporary damage to the power grid, sharply curtailing operations for several days in southern France.  The impact on first quarter average production was approximately 225 boe/d.

➢	Received drilling permits for three of five well applications in the Netherlands. The remaining two permits are on track and we anticipate their approval in the second half of 2009.

➢
Launched a profitability enhancement program in the quarter, targeting reductions in operating and administrative costs of between $15 million and $20 million in 2009 which represents a reduction of approximately 8% of the Trust’s original 2009 budget.  Significant progress with respect to this initiative has been achieved and we expect to reach our targeted reductions.

➢
Maintained a conservative balance sheet.  Net debt increased by $25 million to $233 million at the end of the first quarter of 2009 reflecting the impact of the timing of the Trust’s capital program.  Vermilion’s balance sheet is the strongest within its peer group with net debt representing less than 0.9 times annualized first quarter 2009 fund flows from operations.

➢
Entered into a lock-up agreement with a wholly owned subsidiary of CNPCI related to that company’s all cash offer of $10.00 per share for the shares of Verenex Energy Inc.  The transaction is subject to approval from the Libyan National Oil Company (NOC).  Subsequent to these events, the Libyan National Oil Corporation announced it would exercise a preemptive right to acquire Verenex; however no formal decision from the Libyan National Oil Corporation has been communicated to Verenex to date.

➢
Generated a positive total return for unitholders of 9.1% in the first quarter of 2009.  Vermilion elected to maintain a stable monthly distribution of $0.19 per unit.  Vermilion has never reduced its distribution level and since converting to a trust in January 2003, Vermilion has paid cumulative distributions of $12.90 per unit.

Forward-looking information

This document contains forward-looking financial and operational information including earnings, fund flow, unitholder distributions, debt levels, production, reserves and capital expenditure projections.  These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.  Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

	Three Months Ended
	Mar 31,	Dec 31,
Financial ($000’s CDN except unit and per unit amounts)	2009	2008
Petroleum and natural gas revenue	$146,236	$185,329
Fund flows from operations	68,410	132,389
Per unit, basic [1]	0.88	1.73
Capital expenditures	39,918	80,865
Acquisitions, including acquired working capital deficiency	5,046	1,843
Net debt	232,611	207,753
Reclamation fund contributions and asset retirement costs incurred	2,651	5,590
Cash distributions per unit	0.57	0.57
Distributions declared	40,173	40,022
Less DRIP	-	-
Net distributions	40,173	40,022
% of fund flows from operations distributed, gross	59%	30%
% of fund flows from operations distributed, net	59%	30%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred	$82,742	$126,477
% of fund flows from operations	121%	96%
Trust units outstanding [1]
Adjusted basic	77,933,570	77,002,881
Diluted	79,577,778	78,920,159
Weighted average trust units outstanding [1]
Adjusted basic	77,430,156	76,656,385
Diluted	78,235,513	78,018,769
Unit trading
High	$28.95	$45.50
Low	$20.02	$20.42
Close	$26.90	$25.19
Operations
Production
Crude oil (bbls/d)	19,010	18,086
Natural gas liquids (bbls/d)	1,593	1,532
Natural gas (mcf/d)	74,089	75,725
Boe/d (6:1)	32,951	32,238
Average reference price
WTI ($US/bbl)	$43.08	$58.74
Brent ($US/bbl)	44.40	54.91
AECO ($CDN/mcf)	4.92	6.68
Netherlands reference (Euro/GJ)	7.84	8.76
Foreign exchange rate ($US/$CDN)	0.80	0.82
Foreign exchange rate (Euro/$CDN)	0.62	0.63
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	51.76	67.07
Natural gas ($CDN/mcf)	7.54	9.23
Netbacks per boe (6:1)
Operating netback	29.75	46.23
Fund flows netback	23.07	44.63
Operating costs	$11.52	$14.01
1   Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies.  Please see “Non-GAAP Measures” under MD&A section for further discussion.

FIRST QUARTER OUTLOOK

Vermilion continues to review various acquisition opportunities and hopes to capitalize on its strong financial position to add to its existing portfolio of properties.  Continued commodity price weakness combined with tight credit markets may provide the catalysts that will enable Vermilion to consummate strategic transactions at the right price.  While our order of preference is oil first, European gas, then North American gas, we remain opportunity driven and are confident that more asset packages will emerge as the year progresses.

The capital spending program was reduced to $120 million in March to maintain Vermilion’s financial flexibility.  First quarter production levels were significantly above our annual guidance figures of between 30,000 and 31,000 boe/d however, we expect natural declines to be reflected in future quarters.

The Canadian development programs will continue to focus on well workovers and recompletions of multiple-zone, tight gas reservoirs in the Drayton Valley region of Alberta, which continue to provide economic returns.  The use of advanced completion technologies appears to be greatly expanding the opportunity set within Vermilion’s existing asset base; however the pricing environment for North American natural gas continues to weaken, demanding careful review of all spending activity.  Vermilion is also reviewing the latest incentive programs announced by the Alberta government to determine if they can provide sufficient support to justify additional investment.

In France, Vermilion will complete and tie-in the wells drilled in the Champotran field, southeast of Paris.  These wells are targeting production of 50 to 150 bbls/d of light, sweet crude oil.  Approximately 50% of Vermilion’s capital program is earmarked for France, and much of that spending is focused on workovers and recompletions.  Accordingly, production volumes in France are expected to remain fairly stable over the balance of the year.

Vermilion continues its efforts to advance the enhanced oil recovery potential of its large oil pools.  The current focus is to develop a pilot flood for the Chaunoy Field in the Paris Basin by 2010.  The Enhanced Oil Recovery team is working diligently at many levels ranging from advanced reservoir modeling, facility design, long term CO2 source and supply planning, as well as regulatory and commerciality reviews.  Vermilion anticipates that it will be ready to make a firm decision on the pilot by the end of 2009.

In the Netherlands, Vermilion has received permits to drill three of the five wells originally scheduled for 2009.  These wells will not be impacted by earlier subsidence issues and will likely be drilled early in 2010.  The processing of the remaining outstanding permits is expected to be completed during the third quarter of 2009.

In Australia, preliminary planning has commenced for the next stage of drilling in the Wandoo Field.  The two wells completed in December 2008 continue to perform at or above expectations, with oil production of approximately 1,000 bbls/d each and relatively low water cuts.  Depending on commodity prices and rig availability, the next set of wells could be drilled in 2010.

Over the past five years Vermilion has delivered reserve and production growth on a debt-adjusted, per-unit basis of greater than 5% annually.  This metric alone compares quite favourably against not only Vermilion’s peer group of energy trusts, but also against most other North American energy producers.  When combined with an attractive distribution, which provided an average cash yield of greater than 7% over that same period, Vermilion delivered outstanding performance to its unitholders.  Vermilion will likely convert from the trust model to a corporate model some time after 2010, but plans to maintain its current business strategy including a steady payout to unitholders or shareholders.

Vermilion’s unique portfolio of properties and assets continues to provide unitholders with a stable base and significant opportunities for future growth.   Senior management remains highly committed to delivering meaningful returns to its investors.  Management and directors remain aligned with unitholders and control 9% of the Trust.

In the interest of enhancing communications with our unitholders and prospective investors, Vermilion is pleased to announce the launch of its new website, effective May 8, 2009.

(Signed “Lorenzo Donadeo”)

Lorenzo Donadeo
President and Chief Executive Officer
May 8, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated May 6, 2009 of Vermilion’s operating and financial results for the three month period ended March 31, 2009 compared with the corresponding period in the prior year.  This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2009 and the Trust’s audited consolidated financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes, as contained in the Trust’s 2008 Annual Report.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred.  Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital.  As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs.  The most directly comparable GAAP measure is cash flows from operating activities.  Fund flows from operations is reconciled to cash flows from operating activities below:

	Three Months Ended
($000’s)	Mar 31, 2009	Mar 31, 2008
Cash flows from operating activities	$54,684	$164,727
Changes in non-cash operating working capital	11,075	(46,480)
Asset retirement costs incurred	2,651	1,149
Fund flows from operations	$68,410	$119,396

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition.  Acquisitions, including acquired working capital deficiency is reconciled below:

	Three Months Ended
($000’s)	Mar 31, 2009	Mar 31, 2008
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows	$5,046	$44,528
Corporate acquisition, net of cash acquired from consolidated statements of cash flows	-	-
Working capital deficiencies acquired from investments and acquisitions (see financial statement notes for relevant period)	-	-
Acquisitions, including acquired working capital deficiency	$5,046	$44,528

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust.  Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At	As At
($000’s)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008
Long-term debt	$168,255	$197,651	$500,255
Current liabilities	205,188	250,275	197,001
Current assets	(140,832)	(240,173)	(299,777)
Net debt	$232,611	$207,753	$397,479

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”).  Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.  Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

	Three Months Ended
($000’s)	Mar 31, 2009	Mar 31, 2008
Distributions declared	$40,173	$39,075
Issue of trust units pursuant to the distribution reinvestment plan	-	(10,659)
Net distributions	$40,173	$28,416

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows:  “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.”  This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions.  This measure is reconciled to the relevant GAAP measures below:

	Three Months Ended
($000’s)	Mar 31, 2009	Mar 31, 2008
Distributions declared	$40,173	$39,075
Issue of trust units pursuant to the distribution reinvestment plan	-	(10,659)
Drilling and development of petroleum and natural gas properties	39,918	37,389
Contributions to reclamation fund	-	-
Asset retirement costs incurred	2,651	1,149
	$82,742	$66,954

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio.  As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.  “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.  These measures are reconciled to the relevant GAAP measures below:

	As At	As At
	Mar 31, 2009	Mar 31, 2008
Trust units outstanding	70,988,409	69,558,527
Trust units issuable pursuant to exchangeable shares outstanding	6,945,161	6,867,215
Adjusted basic trust units outstanding	77,933,570	76,425,742
Potential trust units issuable pursuant to unit compensation plans	1,644,208	2,252,026
Diluted trust units outstanding	79,577,778	78,677,768

	As At	As At
	Mar 31, 2009	Mar 31, 2008
Basic weighted average trust units outstanding	70,484,995	68,392,973
Trust units issuable pursuant to exchangeable shares outstanding	6,945,161	6,869,053
Adjusted basic weighted average trust units outstanding	77,430,156	75,262,026

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance.  In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions.  These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results.  These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

Canada

In Canada, the Trust participated in the drilling of five wells (3.15 net) during the first quarter of 2009, resulting in one gas well (0.4 net), one abandoned well (0.3 net) and three standing wells (2.45 net) awaiting tie-in.  Only one (0.45 net) coalbed methane well was drilled in the first quarter.

France

In France, Vermilion drilled one well (1.0 net) at Champotran in the Paris Basin in the first quarter of 2009.  Vermilion continues to workover, recomplete and reactivate wells providing a significant offset to natural declines.  A number of drill-ready prospects will be in place when commodity prices improve.

Netherlands

Subsidence modeling and simulation work for the Harlingen field continued in the first quarter of 2009, and the 1,000 boe/d of affected production will remain shut-in until Vermilion and the regulatory authorities can develop a more predictive model for this field.

Australia

Vermilion had a relatively calm period of cyclone activity experiencing only a short period of weather related downtime.  Ongoing activities will focus on maintaining production at optimum levels and planning for the next stage of drilling activity.

PRODUCTION

Average production in Canada during the first quarter of 2009 was 3,744 bbls/d of oil and NGLs and 49.6 mmcf/d of natural gas (12,008 boe/d) compared to 4,041 bbls/d of oil and NGLs and 50.5 mmcf/d of natural gas (12,448 boe/d) in the fourth quarter of 2008.  First quarter 2009 production was impacted by extreme cold weather in January and by natural declines.

Production in France averaged 8,395 boe/d in the first quarter of 2009, slightly lower than the 8,630 boe/d produced in the fourth quarter of 2008.  A severe windstorm hit the Atlantic coast in late January that damaged the electrical power infrastructure of the entire region.  Downtime related to this event resulted in a production shortfall of approximately 225 boe/d in the first quarter.

Netherlands volumes averaged 3,936 boe/d in the first quarter of 2009, a slight change from the 4,043 boe/d recorded in the fourth quarter of 2008.  Production is expected to decline gradually over the course of the year.

Australia production averaged 8,612 boe/d in the first quarter of 2009, compared to 7,117 boe/d in the fourth quarter of 2008 as the two recently completed wells provided a strong boost in volumes.  Vermilion experienced only a short amount of weather related downtime as the Wandoo B platform was one of the few in the area to manage through the cyclone season without the need to evacuate.  Production levels should taper off through the remainder of 2009.

Three Months Ended March 31, 2009					Three Months Ended March 31, 2008
Oil & NGLs		Natural Gas	Total		Oil & NGLs	Natural Gas	Total
(bbls/d)		(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	3,744	49.58	12,008	37	4,165	51.39	12,730	38
France	8,223	1.04	8,395	25	8,605	1.17	8,800	27
Netherlands	24	23.47	3,936	12	19	30.46	5,096	15
Australia	8,612	-	8,612	26	6,446	-	6,446	20
Total Production	20,603	74.09	32,951	100	19,235	83.02	33,072	100

FINANCIAL REVIEW

During the three month period ended March 31, 2009, the Trust generated fund flows from operations of $68.4 million.  For the same period in 2008 the Trust generated fund flows from operations of $119.4 million.  The year over year decrease in fund flows from operations of $51.0 million is largely the result of lower average commodity prices in the first quarter of 2009 versus 2008.  The GAAP measure, cash flows from operating activities also decreased year over year to $54.7 million for the three months ended March 31, 2009 versus $164.7 million for the same period in 2008.

During the first quarter of 2009, the price of WTI crude oil averaged US $43.08 per barrel, less than half of the US $97.90 average price per barrel for the first quarter of 2008.  During the same period, the AECO price for gas averaged CDN $4.92, a decline of 38% from the CDN $7.90 average during the corresponding period in 2008.

Despite the year over year decrease in fund flows from operations, Vermilion maintained a strong balance sheet and continues to be well positioned to weather the current downturn in commodity prices.  At March 31, 2009 the Trust’s net debt was $232.6 million which represents an increase of 12% from the net debt of $207.8 million at December 31, 2008.  The Trust’s long-term debt has decreased to $168.3 million at March 31, 2009 from $197.7 million at December 31, 2008.  At March 31, 2009 Vermilion’s net debt represented less than 90% of its first quarter annualized fund flows from operations.

For the three months ended March 31, 2009 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 121% versus 56% for the corresponding period in the prior year.  The year over year increase in this ratio relates to the lower fund flows from operations achieved in the first quarter of 2009 versus 2008 which is associated with lower commodity prices combined with the timing impact of the Trust’s non-acquisition related capital spending.  During the first quarter of 2009, approximately one third of the current capital budget for 2009 was spent.

CAPITAL EXPENDITURES

Total capital spending, including acquisitions for the three month period ended March 31, 2009 was $45.0 million (three month period ended March 31, 2008, $81.9 million).  The year over year decrease primarily relates to the acquisition of producing properties in the Drayton Valley area that was completed in the first quarter of 2008 for $44.1 million.

Non-acquisitions related capital spending has remained relatively consistent year over year.

	Three Months Ended
($000’s)	Mar 31, 2009	Mar 31, 2008
Land	$1,461	$454
Seismic	474	3,013
Drilling and completion	15,899	14,520
Production equipment and facilities	9,687	12,292
Recompletions	4,931	2,824
Other	7,466	4,286
	39,918	37,389
Acquisitions (excluding acquired working capital deficiency)	5,046	44,528
Total	$44,964	$81,917

REVENUE

Revenue for the three month period ended March 31, 2009 was $146.2 million (three month period ended March 31, 2008, $229.5 million).

Vermilion’s combined crude oil and NGL price was $51.76 per boe in the first quarter of 2009, a decrease of 45% over the $93.75 per boe reported in the first quarter of 2008.  The natural gas price realized was $7.54 per mcf in the first quarter of 2009 compared to $8.65 per mcf in the first quarter of 2008, a 13% decrease year over year.  Vermilion’s lower revenue year over year was driven by lower commodity prices in the first quarter of 2009 versus 2008.

The effect of lower Canadian natural gas reference prices on the Trust was somewhat mitigated by the positive impact of the natural gas pricing formula used in the Netherlands which resulted in a higher price received in that country year over year.

	Three Months Ended
($000’s except per boe and per mcf)	Mar 31, 2009	Mar 31, 2008
Crude oil & NGLs	$95,985	$164,102
Per boe	$51.76	$93.75
Natural gas	50,251	65,357
Per mcf	$7.54	$8.65
Petroleum and natural gas revenue	$146,236	$229,459
Per boe	$49.31	$76.24

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Mar 31, 2009
France (bbls)	60,004	227,702	62,323	214,384
France ($000’s)	$2,942	$6,379	$3,421	$7,097
Australia (bbls)	16,961	162,701	317,877	334,838
Australia ($000’s)	$450	$3,711	$8,746	$9,402

DERIVATIVE INSTRUMENTS

Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies.  The extent of Vermilion’s hedging activities is driven, in part, by the state of the Trust’s balance sheet.  With low net debt levels and a strong balance sheet, the Trust’s recent hedging activities have been minimal.  Vermilion had the following financial derivatives in place at March 31, 2009:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US$1.00/bbl	260	$100.50 - $200.00
Call Spread - BRENT
2009 – 2011	US$5.73/bbl	700	$65.00 - $ 85.00
2010	US$4.94/bbl	1,100	$65.00 - $ 85.00
2011	US$6.08/bbl	960	$65.00 - $ 85.00

The impact of Vermilion’s economic hedging program increased the fund flows netback by $0.75 per boe for the period ended March 31, 2009 as the price of oil was lower than the floor on the Trust’s collar for the period.  This compares to a hedging cost of $0.73 per boe in the first quarter of 2008.

ROYALTIES

Consolidated royalties for the three month period ended March 31, 2009 were $7.32 per boe compared to $12.18 per boe in the first quarter of 2008. As a percent of revenue for the three month period ended March 31, 2009, royalties were 15% as compared to 16% in the first quarter of 2008.

In Australia, royalties, as a percentage of revenue for the first quarter of 2009, were 26% as compared to 30% for the first quarter of 2008.  The year over year decrease is attributable to the impact of lower commodity pricing in the royalty formula.

In Canada, royalties as a percent of revenue for the three month period ended March 31, 2009 decreased to 17% versus 20% for the corresponding period in the prior year as a result of the impact of lower commodity prices in the first quarter of 2009 versus the same period in 2008.

In France, a portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices.  Accordingly, as commodity prices were lower in the first quarter of 2009 versus 2008 royalties, as a percent of revenue, increased to 10% for the three month period ended March 31, 2009 as compared to 6% for the same period in the prior year.

Production in the Netherland is not subject to royalties.

	Three Months Ended
($000’s except per boe and per mcf)	Mar 31, 2009	Mar 31, 2008
Crude oil & NGLs	$18,234	$28,580
Per boe	$9.83	$16.33
Natural gas	3,466	8,083
Per mcf	$0.52	$1.07
Royalties	$21,700	$36,663
Per boe	$7.32	$12.18

OPERATING COSTS

Consolidated operating costs per boe for the three month period ended March 31, 2009 was $11.52 (three month period ended March 31, 2008, $11.08).  Canadian operating costs have remained at a relatively consistent level on a per boe basis for the first quarter of 2009 at $10.38 per boe as compared to the same period in the prior year at $10.91 per boe.

Operating costs in France increased in the first quarter of 2009 to $12.81 per boe compared to $9.94 per boe in the first quarter of 2008 and decreased from $17.69 per boe in the fourth quarter of 2008.  This decrease from the fourth quarter of 2008 is attributable to significant well intervention work that was performed at the end of 2008 combined with lower operational activity in the first quarter of 2009.  As noted in the Trust’s 2008 Annual Report, Vermilion expects its full year France operating costs in 2009 to be approximately $13.00 per boe however the timing of well intervention work will likely cause the results of individual quarters to differ.

Australian operating costs have decreased to $10.30 per boe for the first quarter of 2009 compared to $12.90 per boe for the first quarter of 2008 as a result of increased production levels in the first quarter of 2009.

In the Netherlands, operating costs have increased to $14.94 per boe for the quarter ended March 31, 2009 as compared to $11.19 per boe for the same period in the prior year due to lower production resulting from the temporary shut-in of production at Harlingen in mid-July 2008 as a result of subsidence concerns.

	Three Months Ended
($000’s except per boe and per mcf)	Mar 31, 2009	Mar 31, 2008
Crude oil & NGLs	$21,320	$19,682
Per boe	$11.50	$11.24
Natural gas	12,847	13,673
Per mcf	$1.93	$1.81
Operating	$34,167	$33,355
Per boe	$11.52	$11.08

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead.  In France, the majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery.  In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France continue to be higher than historic levels as a result of the oil spill at the Ambès Terminal that occurred in January 2007.  Transportation costs in France decreased year over year as in early March 2008, Vermilion resumed transporting crude to the Ambès terminal via pipeline and all trucking operations ceased.  Full resumption of terminal operations is expected to occur during the second half of 2009.

	Three Months Ended
($000’s except per boe)	Mar 31, 2009	Mar 31, 2008
Transportation	$4,351	$6,451
Per boe	$1.47	$2.14

GENERAL AND ADMINISTRATION EXPENSES

General and administration expense for the three month period ended March 31, 2009 was $2.29 per boe (three month period ended March 31, 2008, $1.64 per boe).  The increase per boe from 2008 is associated with a decrease in third party overhead recoveries and lower levels of project specific costs charged to capital assets.

	Three Months Ended
($000’s except per boe)	Mar 31, 2009	Mar 31, 2008
General and administration	$6,786	$4,933
Per boe	$2.29	$1.64

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three month period ended March 31, 2009 was $4.4 million (three month period ended March 31, 2008, $4.9 million).  This expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan and the Trust’s bonus plan.

Total unit based compensation expense has remained relatively consistent on a year over year basis.

	Three Months Ended
($000’s except per boe)	Mar 31, 2009	Mar 31, 2008
Unit based compensation	$4,364	$4,901
Per boe	$1.47	$1.63

INTEREST EXPENSE

Interest expense for the three month period ended March 31, 2009 was $1.8 million (three month period ended March 31, 2008 $6.1 million).  The decrease in interest expense for the first quarter of 2009 versus 2008 is a result of significantly lower debt levels.

	Three Months Ended
($000’s except per boe)	Mar 31, 2009	Mar 31, 2008
Interest	$1,779	$6,140
Per boe	$0.60	$2.04

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three month period ended March 31, 2009 were $21.22 (three month period ended March 31, 2008, $20.76).  Depletion, depreciation and accretion rates for the first quarter of 2009 have increased marginally from the rates per boe for the same periods in 2008 due primarily to higher finding, development and acquisition costs incurred by the Trust.

	Three Months Ended
($000’s except per boe)	Mar 31, 2009	Mar 31, 2008
Depletion, depreciation and accretion	$62,918	$62,486
Per boe	$21.22	$20.76

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia.  Current taxes for the three months ended March 31, 2009 decreased to $9.3 million compared to $20.9 million in the prior year.  This decrease is attributable to the significant decline in year over year revenues associated with lower commodity prices in the first quarter of 2009 versus the first quarter of 2008.  Current taxes for the first quarter of 2009 were higher than the expense recorded in the fourth quarter of 2008 as a result of certain deductions taken in France, the Netherlands and Australia in the fourth quarter of 2008.

On June 22, 2007 Federal legislation to tax certain types of income in publicly traded income and royalty trusts (“SIFT Rules”) received royal assent.  The main purpose of the SIFT Rules was to introduce a tax structure for trusts similar to that for corporations and the rules are expected to take effect at the beginning of 2011.  The SIFT Rules also introduced normal growth guidelines that limit the amount of equity that can be issued by trusts until 2011.  Currently, Vermilion does not anticipate the normal growth guidelines will impede its ability to execute its business strategy.

On June 18, 2008 Federal legislation was enacted to replace the 13% provincial tax component for the tax applicable to SIFT trusts with the “provincial SIFT tax rate”.  As substantially all of Vermilion’s Canadian operations are in Alberta, we expect the provincial SIFT tax rate to be 10%.  The related income tax regulations for calculating the provincial SIFT tax rate were enacted on March 12, 2009.

On November 28, 2008 the Minister of Finance introduced legislation to permit trusts to convert into corporations without any undue tax consequences to either the trust or its unitholders.  The legislation was enacted on March 12, 2009.  Vermilion has evaluated the impact of the SIFT Rules on the current Trust structure in addition to analyzing other alternative structures to determine the impact to its business model and unitholders.  It is management’s current intention that Vermilion will convert to a corporation by 2013.  The timing of the intended conversion to a corporation will be influenced by a number of factors including strategic business opportunities.  Management will continue to monitor any future changes to tax legislation and determine the impact to the trust structure accordingly.

	Three Months Ended
($000’s except per boe)	Mar 31, 2009	Mar 31, 2008
Current taxes	$9,318	$20,871
Per boe	$3.14	$6.94

FOREIGN EXCHANGE

For the quarter ended March 31, 2009, a combined realized and unrealized foreign exchange gain of $4.5 million was recorded compared to a loss of $27.6 million in 2008.  The combined gain through March 31, 2009 is comprised of a realized loss of $1.9 million associated with cash repatriations and an unrealized, non-cash gain of $6.4 million.  The year to date unrealized gain is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations.  Since December 31, 2008, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

	Three Months Ended
($000’s except per boe)	Mar 31, 2009	Mar 31, 2008
Foreign exchange (gain) loss	$(4,495)	$27,630
Per boe	$(1.52)	$9.18

EARNINGS

Net earnings for the three month period ended March 31, 2009 were $19.9 million or $0.28 per unit (three month period ended March 31, 2008, $26.2 million or $0.38 per unit).  The decrease in earnings for 2009 versus 2008 is largely associated with lower average commodity price levels in 2009 as compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at March 31, 2009 was $232.6 million compared to $207.8 million as at December 31, 2008.

As at March 31, 2009, the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $675 million.  The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

Vermilion has recently negotiated a renewal of its $675 million credit facility, subject to entering into a revised credit agreement, the terms of which have been substantially agreed to.  The revised facility will consist of a $575 million revolving facility with the same extension and term-out provisions as exist in the current facility.  In addition, the Trust will have a $100 million facility available to finance acquisitions, subject to certain conditions including unanimous approval of all banks in the syndicate.  The revised credit facility will be guaranteed by certain subsidiaries and secured by floating charges over certain assets and share pledges over certain subsidiaries.

On February 24, 2009 Verenex entered into an agreement under which a company agreed to acquire all of Verenex’s outstanding common shares for $10.00 per share.  Pursuant to this arrangement, Vermilion entered into a lock-up agreement with the acquirer whereby the Trust would tender its common shares in Verenex under the offer.  Subsequent to these events, the Libyan National Oil Corporation announced it would exercise a preemptive right to acquire Verenex; however no formal decision from the Libyan National Oil Corporation has been communicated to Verenex to date.

On May 14, 2008, Vermilion suspended the distribution reinvestment plan (“DRIP”) and the suspension was effective June 16, 2008.  The Trust has no definitive plans to re-implement the DRIP at the current time, however, it continues to monitor the current environment and may determine, at some future date that it is in the best interest of the Trust and its unitholders to re-implement this program.  Cash flows from financing activities for the quarter ended March 31, 2008 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of $10.7 million.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base.  The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.  Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

As at March 31, 2009, the fair value of the reclamation fund was $62.8 million and the fund was comprised of $20.8 million in cash and short term investments and $42.0 million in equity and debt securities.  A portion of the cash and short term investments and all of the equity and debt securities are professionally managed by third parties.

ASSET RETIREMENT OBLIGATION

At March 31, 2009, Vermilion’s asset retirement obligations were $263.0 million compared to $265.1 million as at December 31, 2008.  The change is attributable to accretion expense offset by changes in estimates, foreign exchange and disposition of liabilities in the period.  When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the three month period ended March 31, 2009 and declared distributions totalling $40.2 million compared to $39.1 million for the same period in 2008.

Since inception, the Trust has declared $813.6 million in distributions to unitholders as compared to unitholders’ capital of $463.3 million at March 31, 2009.

Sustainability of Distributions

	Three Months Ended	Year Ended	Year Ended	Year Ended
($000’s)	Mar 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Cash flows from operating activities	$54,684	$660,135	$349,890	$306,033
Net earnings	$19,884	$229,189	$164,286	$146,923
Distributions declared	$40,173	$158,674	$136,389	$130,638
Excess of cash flows from operating activities over cash distributions declared	$14,511	$501,461	$213,501	$175,395
Excess (shortfall) of net earnings over cash distributions declared	$(20,289)	$70,515	$27,897	$16,285

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments. The current quarter shortfall of net earnings over cash distributions declared is partially a result of non-cash charges such as depletion, depreciation and accretion which have no immediate impact on distribution sustainability.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise.  Should the low price cycle remain for an extended period of time, the Trust will evaluate the necessity to change the level of distribution, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007.  Since then, the distribution has remained at $0.19 per unit per month.

UNITHOLDERS’ EQUITY

During the three month period ended March 31, 2009, approximately 0.8 million units were issued pursuant to the Trust’s bonus plan and unit based compensation programs.

Unitholders’ capital increased during the same period by $19.0 million as a result of the issuance of those units including $15.2 million as a result of contributed surplus transfer related to unit based compensation plans.

As at May 6, 2009 there were 71,028,409 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.  As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at March 31, 2009 there were 4.1 million exchangeable shares outstanding at an exchange ratio of 1.69991 whereby 6.9 million trust units would be issuable upon conversion.  The exchangeable shares can be redeemed by the shareholder for trust units at any time.  All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares.  Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of March 31, 2009.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas.  The Trust does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.

Vermilion has created an internal IFRS transition team to oversee the Trust’s adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program.  The Trust has completed its scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and Vermilion’s transition team is currently focusing on the design and implementation of policies and processes to allow Vermilion to prepare both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011.

NEW ACCOUNTING POLICIES

On January 1, 2009 the Trust adopted Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.  Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset.  The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009 the adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract concludes that for all financial assets and liabilities measured at fair value an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair values of financial assets and financial liabilities, including derivative instruments. The adoption of this abstract did not impact the Trust’s consolidated financial statements.

NETBACKS (6:1)

	Three Months Ended			Three Months Ended
	March 31, 2009			March 31, 2008
	Oil &	Natural
	NGLs	Gas	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/boe
Canada
Price	$45.89	$5.26	$36.03	$62.46
Royalties	(9.10)	(0.78)	(6.04)	(12.49)
Transportation	(1.39)	(0.19)	(1.22)	(1.04)
Operating costs	(11.91)	(1.61)	(10.38)	(10.91)
Operating netback	$23.49	$2.68	$18.39	$38.02
France
Price	$48.40	$10.52	$48.70	$88.61
Realized hedging gain or loss	2.99	-	2.92	(2.74)
Royalties	(5.08)	(0.07)	(4.98)	(5.43)
Transportation	(4.09)	-	(4.01)	(6.55)
Operating costs	(12.60)	(3.85)	(12.81)	(9.94)
Operating netback	$29.62	$6.60	$29.82	$63.95
Netherlands
Price	$34.92	$12.21	$73.03	$58.79
Operating costs	-	(2.50)	(14.94)	(11.19)
Operating netback	$34.92	$9.71	$58.09	$47.60
Australia
Price	$57.58	-	$57.58	$100.37
Royalties	(14.72)	-	(14.72)	(30.42)
Operating costs	(10.30)	-	(10.30)	(12.90)
Operating netback	$32.56	-	$32.56	$57.05
Total Trust
Price	$51.76	$7.54	$49.31	$76.24
Realized hedging gain or loss	1.19	-	0.75	(0.73)
Royalties	(9.83)	(0.52)	(7.32)	(12.18)
Transportation	(1.89)	(0.13)	(1.47)	(2.14)
Operating costs	(11.50)	(1.93)	(11.52)	(11.08)
Operating netback	$29.73	$4.96	$29.75	$50.11
General and administration			(2.29)	(1.64)
Interest			(0.60)	(2.04)
Realized foreign exchange			(0.65)	0.18
Current taxes			(3.14)	(6.94)
Fund flows netback			$23.07	$39.67
Depletion, depreciation and accretion			(21.22)	(20.76)
Future income taxes			6.14	0.41
Other income or loss			(0.35)	0.73
Unrealized foreign exchange			2.17	(9.36)
Non-controlling interest – exchangeable shares			(0.65)	(0.77)
Equity in affiliate			(0.37)	-
Unrealized gain or loss on derivative instruments			(0.60)	0.41
Fair value of unit compensation			(1.47)	(1.63)
Earnings netback			$6.72	$8.70

The above table includes non-GAAP measures which may not be comparable to other companies.  Please see “Non-GAAP Measures” under MD&A section for further discussion.

Consolidated Balance Sheets
(Thousands of Canadian dollars, unaudited)

	March 31, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents (Note 13)	$6,413	$67,231
Short-term investments	9,767	9,491
Accounts receivable	89,805	123,794
Crude oil inventory	16,499	12,167
Derivative instruments (Note 10)	5,509	11,638
Prepaid expenses and other	12,839	15,852
	140,832	240,173
Derivative instruments (Note 10)	7,913	3,566
Long-term investments (Note 12)	62,182	63,752
Goodwill	19,840	19,840
Reclamation fund (Note 4)	62,815	63,399
Capital assets	1,391,965	1,407,629
	$1,685,547	$1,798,359

LIABILITIES
Current
Accounts payable and accrued liabilities	$135,444	$179,312
Distributions payable to unitholders	13,488	13,340
Income taxes payable	56,256	57,623
	205,188	250,275
Long-term debt (Note 5)	168,255	197,651
Asset retirement obligations (Note 4)	262,968	265,101
Future income taxes	223,362	245,799
	859,773	958,826
Non-controlling interest – exchangeable shares (Note 7)	86,457	84,523

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 6)	463,310	444,353
Contributed surplus (Note 6)	18,199	29,698
Retained earnings	257,808	280,959
	739,317	755,010
	$1,685,547	$1,798,359

APPROVED BY THE BOARD

(Signed “W. Kenneth Davidson”)	(Signed “Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
(Thousands of Canadian dollars, except unit and per unit amounts, unaudited)

	Three Months Ended
	March 31,	March 31
	2009	2008
REVENUE
Petroleum and natural gas revenue	$146,236	$229,459
Royalties	(21,700)	(36,663)
	124,536	192,796
EXPENSES AND OTHER EXPENSE (INCOME)
Operating	34,167	33,355
Transportation	4,351	6,451
Unit based compensation (Note 8)	4,364	4,901
(Gain) loss on derivative instruments (Note 10)	(428)	953
Interest	1,779	6,140
General and administration	6,786	4,933
Foreign exchange (gain) loss	(4,495)	27,630
Other expense (income)	1,042	(2,192)
Depletion, depreciation and accretion	62,918	62,486
	110,484	144,657
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	14,052	48,139
INCOME TAXES
Future	(18,194)	(1,240)
Current	9,318	20,871
	(8,876)	19,631
OTHER ITEMS
Non-controlling interest – exchangeable shares (Note 7)	1,934	2,306
Loss related to equity method investment	1,110	6
	3,044	2,312
NET EARNINGS AND COMPREHENSIVE INCOME	19,884	26,196
Retained earnings, beginning of period	280,959	217,209
Distributions declared (Note 6)	(40,173)	(39,075)
Unit-settled distributions on vested unit based awards (Note 6)	(2,862)	(5,834)
RETAINED EARNINGS, END OF PERIOD	$257,808	$198,496

NET EARNINGS PER TRUST UNIT (Note 9)
Basic	$0.28	$0.38
Diluted	$0.28	$0.37

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (Note 9)
Basic	70,484,995	68,392,973
Diluted	78,235,513	77,031,721

Consolidated Statements of Cash Flows
(Thousands of Canadian dollars, unaudited)

	Three Months Ended
	March 31,	March 31,
	2009	2008
OPERATING
Net earnings	$19,884	$26,196
Adjustments:
Depletion, depreciation and accretion	62,918	62,486
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 10)	1,782	(1,245)
Unit based compensation	4,364	4,901
Loss related to equity method investment	1,110	6
Unrealized foreign exchange (gain) loss	(6,430)	28,178
Non-controlling interest – exchangeable shares	1,934	2,306
Change in unrealized gains and losses and accruals included in other expense (income)
relating to investments	1,042	(2,192)
Future income taxes	(18,194)	(1,240)
	68,410	119,396
Asset retirement costs incurred (Note 4)	(2,651)	(1,149)
Changes in non-cash operating working capital	(11,075)	46,480
Cash flows from operating activities	54,684	164,727
INVESTING
Drilling and development of petroleum and natural gas properties	(39,918)	(37,389)
Acquisition of petroleum and natural gas properties (Note 3)	(5,046)	(44,528)
Long-term investment	-	(627)
Changes in non-cash investing working capital	(495)	4,717
Cash flows used in investing activities	(45,459)	(77,827)
FINANCING
(Decrease) increase in long-term debt	(30,054)	46,999
Issue of trust units for cash	232	2,924
Issue of trust units pursuant to the distribution reinvestment plan	-	10,659
Cash distributions	(40,025)	(38,653)
Cash flows (used in) from financing activities	(69,847)	21,929
Foreign exchange (loss) gain on cash held in foreign currencies	(196)	9,565
Net change in cash and cash equivalents	(60,818)	118,394
Cash and cash equivalents, beginning of period	67,231	47,868
Cash and cash equivalents, end of period	$6,413	$166,262
Supplementary information - cash payments
Interest paid	$1,262	$6,042
Income taxes paid	$10,685	$6,597

Notes to the Consolidated Financial Statements
For the three month periods ended March 31, 2009 and 2008
(Tabular amounts are in thousands of Canadian dollars, except unit and per unit amounts, unaudited)

1.     BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2008 except as disclosed in Note 2 below.  These interim consolidated financial statements do not include all disclosures required in annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2008 included in the Trust’s 2008 Annual Report.

2.     NEW ACCOUNTING POLICIES

On January 1, 2009 the Trust adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.  Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset.  The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009 the Trust adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract concludes that for all financial assets and liabilities measured at fair value an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair values of financial assets and financial liabilities, including derivative instruments. The adoption of this abstract did not impact the Trust’s consolidated financial statements.

3.     INVESTMENTS AND ACQUISITIONS

During the three month period ended March 31, 2009, the Trust acquired a gross overriding royalty from Verenex Energy Inc., a company in which Vermilion owns 42.4% of the outstanding shares, for cash consideration of $4.5 million.  The transaction was accounted for at the exchange amount and is recorded as acquisition of petroleum and natural gas properties on the consolidated statement of cash flows.

On January 31, 2008, the Trust completed an acquisition of Canadian natural gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million.

The purchase price relating to this asset purchase was allocated as follows:

Capital assets	$46,057
Asset retirement obligation	(1,931)
Total consideration	$44,126

4.     ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities.  The Trust has estimated the net present value of its asset retirement obligations to be $263.0 million as at March 31, 2009 (December 31, 2008 - $265.1 million) based on a total undiscounted future liability after inflation adjustment of $933.3 million (December 31, 2008 - $948.2 million).

4.      ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND (CONTINUED)

The following table reconciles the changes in the Trust’s asset retirement obligation:

	Mar 31, 2009	Dec 31, 2008
Carrying amount, beginning of period	$265,101	$163,374
Increase in liabilities in the period	118	2,487
Disposition of liabilities in the period	(2,651)	(10,200)
Change in estimate	(2,941)	66,576
Accretion expense	5,113	14,468
Foreign exchange	(1,772)	28,396
Carrying amount, end of period	$262,968	$265,101

The Trust has set aside funds for the future payment of its estimated asset retirement obligations.  The following table reconciles the Trust’s reclamation fund investments:

	Mar 31, 2009	Dec 31, 2008
Cash and short term investments, at fair value	$20,822	$21,700
Equity and debt securities, at fair value	41,993	41,699
	$62,815	$63,399

A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

5.     LONG-TERM DEBT

As at March 31, 2009, the Trust had an unsecured, covenant-based credit facility allowing for maximum borrowings of $675 million.  The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

6.     UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

Trust Units	Number of Units	Amount
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2007	67,335,427	$380,941
Distribution reinvestment plan	521,839	18,453
Issued on conversion of exchangeable shares	600,697	17,766
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,630,943	3,740
Transfer from contributed surplus for unit based awards	-	17,304
Trust units issued for bonus plan	18,555	597
Unit-settled distributions on vested unit based awards	150,908	5,834
Unit buyback	(45,600)	(282)

Balance as at December 31, 2008	70,212,769	$444,353
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	634,932	232
Transfer from contributed surplus for unit based awards	-	15,228
Trust units issued for bonus plan	23,790	635
Unit-settled distributions on vested unit based awards	116,918	2,862
Balance as at March 31, 2009	70,988,409	$463,310

6.     UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED)

Contributed Surplus	Mar 31, 2009	Dec 31, 2008
Opening balance	$29,698	$29,211
Unit compensation expense (excluding bonus plan)	3,729	17,791
Transfer to unitholders’ capital for unit based awards	(15,228)	(17,304)
Ending balance	$18,199	$29,698

Distributions declared to unitholders for the three months ended March 31, 2009 were $40.2 million (2008 - $39.1 million).  Distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

7.     NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The following table summarizes the change in the outstanding exchangeable share balance:

Exchangeable Shares	Mar 31, 2009	Dec 31, 2008
Opening number of exchangeable shares	4,085,605	4,457,473
Exchanged for trust units	-	(371,868)
Ending balance	4,085,605	4,085,605
Ending exchange ratio	1.69991	1.66196
Trust units issuable upon conversion	6,945,161	6,790,112

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	Mar 31, 2009	Dec 31, 2008
Non-controlling interest, beginning of period	$84,523	$68,576
Reduction of book value for conversion to trust units	-	(6,579)
Current period net earnings attributable to non-controlling interest	1,934	22,526
Non-controlling interest, end of period	$86,457	$84,523

8.     UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the rights under the Trust’s Unit Rights Incentive Plan:

	Number of Unit Rights	Grant Date Weighted Average Exercise Price
Balance as at December 31, 2008	339,850	$18.40
Exercised	(28,800)	17.93
Balance as at March 31, 2009	311,050	$18.44

A summary of the plan as at March 31, 2009 is as follows:

Range of Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding and Exercisable	Remaining Contractual Life of Rights (Years)
$15.01 - $19.56	$3.98 - $8.53	311,050	0.41

No compensation expense was recorded for the three month periods ended March 31, 2009 and 2008 related to the Unit Rights Incentive Plan as all awards have fully vested.

8.     UNIT COMPENSATION PLANS (CONTINUED)

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2008	1,208,255
Granted	-
Vested	(382,239)
Cancelled	(25,025)
Balance as at March 31, 2009	800,991

Compensation expense of $3.7 million has been recorded for the three month period ended March 31, 2009 (2008 - $4.3 million) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.2 million has been recorded as general and administration expense during the three month period ended March 31, 2009 (2008 - $0.5 million).

9.     PER UNIT AMOUNTS

Basic and diluted net earnings per unit have been determined based on the following:

	Three Months Ended
	Mar 31, 2009	Mar 31, 2008
Net earnings	$19,884	$26,196
Non-controlling interest – exchangeable shares	1,934	2,306
Net earnings for diluted net earnings per trust unit calculation	$21,818	$28,502

Basic weighted average trust units outstanding	70,484,995	68,392,973
Dilutive impact of trust units issuable on conversion of exchangeable shares	6,945,161	6,869,053
Dilutive impact of unit rights incentive and trust unit award plans	805,357	1,769,695
Diluted weighted average trust units outstanding	78,235,513	77,031,721

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding.  Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit.  All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

10.   DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US$1.00/bbl	260	$100.50 - $200.00
Call Spread - BRENT
2009 – 2011	US$5.73/bbl	700	$65.00 - $ 85.00
2010	US$4.94/bbl	1,100	$65.00 - $ 85.00
2011	US$6.08/bbl	960	$65.00 - $ 85.00

The following table reconciles the change in the Trust’s fair value of derivative contracts:

	Mar 31, 2009	Dec 31, 2008
Fair value of contracts, beginning of period	$15,204	$2,102
Opening unrealized (gain) loss on contracts settled during the period	(2,990)	7,414
Realized gain (loss) on contracts settled during the period	2,210	(10,625)
Unrealized gain during the period on contracts outstanding at the end of the period	1,208	5,688
Net (receipt from) payment to counterparties under settlements during the period	(2,210)	10,625
Fair value of contracts, end of period	13,422	15,204
Comprised of:
Current derivative asset	5,509	11,638
Non-current derivative asset	7,913	3,566
Fair value of contracts, end of period	$13,422	$15,204

The (gain) loss on derivative instruments for the periods is comprised of the following:

	Three Months Ended
	Mar 31, 2009	Mar 31, 2008
Realized (gain) loss on contracts settled during the period	$(2,210)	$2,198
Opening unrealized loss (gain) on contracts settled during the period	2,990	(2,353)
Unrealized (gain) loss during the period on contracts outstanding at the end of the period	(1,208)	1,108
(Gain) loss on derivative instruments for the period	$(428)	$953

During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production.  The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

11.   SEGMENTED INFORMATION

	Three Months Ended
	Mar 31, 2009	Mar 31, 2008
Petroleum and natural gas revenue
Canada	$38,944	$72,354
France	36,795	70,962
Netherlands	25,866	27,263
Australia	44,631	58,880
	$146,236	$229,459
Net earnings
Canada	$(11,039)	$32,897
France	6,153	(9,404)
Netherlands	11,462	836
Australia	13,308	1,867
	$19,884	$26,196
Capital expenditures
Canada	$20,044	$60,851
France	21,871	13,032
Netherlands	1,069	6,273
Australia	1,980	1,761
	$44,964	$81,917

	Mar 31, 2009	Dec 31, 2008
Total assets
Canada	$726,107	$779,634
France	570,785	587,979
Netherlands	123,281	136,403
Australia	265,374	294,343
	$1,685,547	$1,798,359

12.   LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments as presented on the consolidated balance sheets:

	Mar 31, 2009	Dec 31, 2008
Portfolio investments, at fair value	$4,119	$4,579
Investment in Verenex Energy Inc., equity method (fair value - $167.5 million, 2008 - $128.5 million)	58,063	59,173
Total long-term investments	$62,182	$63,752

On February 24, 2009 Verenex entered into an agreement under which a company agreed to acquire all of Verenex’s outstanding common shares for $10.00 per share.  Pursuant to this arrangement, Vermilion entered into a lock-up agreement with the acquirer whereby the Trust would tender its common shares in Verenex under the offer.  Subsequent to these events, the Libyan National Oil Corporation announced it would exercise a preemptive right to acquire Verenex, however no formal decision from the Libyan National Oil Corporation has been communicated to Verenex to date.

13.   COMPONENTS OF CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	Mar 31, 2009	Dec 31, 2008
Monies on deposit with banks	$6,413	$67,231
Guaranteed short-term investments	-	-
Total cash and cash equivalents	$6,413	$67,231

14.   CAPITAL DISCLOSURES

The Trust’s manner of managing capital has not changed from the prior year.  The following table calculates the Trust’s ratio of net debt to annualized fund flows from operations (both non-GAAP measures) for the three month period ended March 31, 2009:

As at or for the Three Months Ended March 31, 2009
Long-term debt	$168,255
Current liabilities	205,188
Current assets	(140,832)
Net debt [1]	$232,611
Cash flows from operating activities	$54,684
Changes in non-cash operating working capital	11,075
Asset retirement costs incurred	2,651
Fund flows from operations	$68,410
Annualized fund flows from operations [2]	$273,640
Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	0.9

For the three months ended March 31, 2009, the ratio of net debt to annualized fund flows from operations was 0.9 which is within the range targeted by the Trust.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items).  During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

15.  FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

Cash, short-term investments, derivative assets and liabilities, the reclamation fund and portfolio investments included within long-term investments are recorded at fair value which is determined with reference to published price quotations in active markets or accepted pricing models which are adjusted for credit risk.  The carrying value of accounts receivable, accounts payable and distributions payable approximates fair value due to the short maturities of these instruments.  The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

15.  FINANCIAL INSTRUMENTS (CONTINUED)

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:
As at March 31, 2009 Vermilion’s maximum exposure to receivable credit risk was $103.2 million which is the aggregate value of receivables and derivative assets at the balance sheet date.  Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate.  In addition, at March 31, 2009 Vermilion had $6.4 million in cash on deposit at banks.  As practical, the Trust has continued to apply excess cash against its long-term debt to reduce its risk exposure given recent economic events.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

Liquidity risk:
The following table summarizes Vermilion’s financial liabilities and their contractual maturities:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
Non-derivative financial liabilities	$89,100	$54,964	$4,868	$168,255

Minimal liquidity risk exists with regards to the Trust’s financial liabilities given the Trust’s financial position and committed borrowing facility.

Market risk:
The Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities.  The following table summarizes what the impact on net earnings before tax would be for the three month period ended March 31, 2009 given changes in the relevant risk variables that the Trust considers were reasonably possible at March 31, 2009.  The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on March 31, 2009.	$(2,470)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on March 31, 2009.	$1,235
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 10% over the relevant closing rates on March 31, 2009.	$(3,369)
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on March 31, 2009.	$1,685
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 10% over the relevant closing rates on March 31, 2009.	$(702)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on March 31, 2009.	$351
Commodity price risk	Increase in relevant oil reference price at March 31, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$2,338
	Decrease in relevant oil reference price at March 31, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$(2,257)

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended March 31, 2009.

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Trust Information

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
President & Chief Executive Officer
Calgary, Alberta

Claudio A. Ghersinich [2,4,5]
Executive Director
Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

[1]   Chairman of the Board
[2]   Audit Committee
[3]   Governance and Human Resources Committee
[4]   Health, Safety and Environment Committee
[5]   Independent Reserves Committee

ABBREVIATIONS
API           American Petroleum Institute
bbls            barrels
bbls/d         barrels per day
bcf             billion cubic feet
boe            barrel of oil equivalent
boe/d          barrel of oil equivalent per day
CBM          coalbed methane
GJ              gigajoules
$m             thousands of dollars
$mm          millions of dollars
mbbls         thousand barrels
mboe         thousand barrels of oil equivalent
mcf            thousand cubic feet
mcf/d         thousand cubic feet per day
mmboe       million barrels of oil equivalent
mmcf         million cubic feet
mmcf/d      million cubic feet per day
MW           megawatt
NGLs         natural gas liquids
NPV          net present value
WTI          West Texas Intermediate

OFFICERS & KEY PERSONNEL

CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Paul L. Beique
Vice President Capital Markets

Mona Jasinski, M.B.A., C.H.R.P.
Vice President People

Raj C. Patel, P.Eng.
Vice President Marketing

Daniel Goulet, P.Eng.
Director Production and Operations

FRANCE
Peter Sider, P.Eng.
Regional General Manager, European Operations

NETHERLANDS
Scott Ferguson, P.Eng.
General Manager

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Citibank N.A., Canadian Branch
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange (TSX)
Symbol:    VET.UN
US OTC:   VETMF

INVESTOR RELATIONS
Paul L. Beique
Vice President Capital Markets
IR Toll Free - 1.866.895.8101
investor_relations@vermilionenergy.com